Exhibit 99.8

Glass House Brands Announces June Investor Events

LONG BEACH, CA and TORONTO, June 3, 2025 - Glass House Brands Inc. (“Glass House” or the “Company”) (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., today announced that Kyle Kazan, Co-founder, Chairman & CEO, Graham Farrar, Co-founder, Board Member and President, and Mark Vendetti, Chief Financial Officer, will participate in the Benzinga Cannabis Capital Conference being held June 8-10, 2025, in Chicago.

Mr. Kazan will participate in the panel discussion ’The Hemp Industry Divide: Quick Cash vs. Sustainable Growth’ on Tuesday, June 10, 2025 at 9:35 a.m. CT.

To schedule a one-on-one meeting with management, please contact Glass House Investor Relations or KCSA Strategic Communications at GlassHouseIR@kcsa.com.

Investors are also reminded that the Company will host its annual Investor Sesh at the Camarillo Farm on Friday, June 20, 2025. The event includes the Company’s Fiscal Year 2024 General Meeting as well as an opportunity for investors to meet with management, tour the largest cannabis farm in the US and access exclusive merchandise and Glass House products for purchase.

Interested investors can click here to formally register to attend and to sign up for a greenhouse tour slot. More details will be provided in your registration confirmation email.

About Glass House Brands

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the Company’s efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Whether it be through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness or its network of retail dispensaries throughout the state of California, which includes The Farmacy, Natural Healing Center and The Pottery, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com/ and https://ir.glasshousebrands.com/contact/email-alerts/.

For further information, please contact:

Glass House Brands Inc.

Jon DeCourcey, Vice President of Investor Relations

T: (781) 724-6869

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson

T: 212-896-1233

E: GlassHouse@kcsa.com